Filed by Phelps Dodge Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934
Subject Company: Phelps Dodge Corporation
Commission File No.: 001-00082
Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements about Phelps Dodge and FCX. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Phelps Dodge or FCX, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Phelps Dodge and FCX, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where Phelps Dodge and FCX operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by Phelps Dodge or FCX, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Phelps Dodge or FCX, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
Important Information for Investors and Stockholders
Phelps Dodge and FCX will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Phelps Dodge and FCX urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.
Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com. Documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at http://www.fcx.com.
Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the proxy statement for Phelps Dodge’s

2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006. FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX’s directors and executive officers in FCX is set forth in the proxy statement for FCX’s 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006.
Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Phelps Dodge’s and FCX’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.
The following documents are included in this filing: (i) fact sheet for the proposed transaction; (ii) form of letter to Phelps Dodge employees, dated November 19, 2006, (iii) form of letter to certain Phelps Dodge suppliers, dated November 19, 2006 and (iv) talking points for Phelps Dodge managers.

FREEPORT-MCMORAN COPPER & GOLD TO ACQUIRE PHELPS DODGE FOR $26 BILLION Deal Fact Sheet CompaniesFreeport-McMoRan Copper & Gold Inc.Phelps Dodge CorporationTickers NYSE: FCXNYSE: PDDescriptionsFCX explores, develops, mines and processes ore containing copper, gold and silver in Indonesia, and smelts and refines copper concentrates in Spain and Indonesia Headquarters: New Orleans, LA Employees: 10,000 Total Sales · LTM 9/30/2006: $5.6 billion Production (2006E) · Copper: 1.2 (1.1 net of MI*) billion pounds · Gold: 1.7 (1.5 net of MI) million ounces Reserves (Year End 2005) · Copper: 40.3 (36.5 net of MI) billion pounds · Gold: 43.9 (39.8 net of MI) million ounces * MI denotes minority interestsPhelps Dodge is one of the world’s leading producers of copper and molybdenum and is the largest producer of molybdenum-based chemicals and continuous-cast copper rod with operations in North America, Peru, and Chile Headquarters: Phoenix, AZ Employees: 15,000 Total Sales · LTM 9/30/2006: $10.9 billion Production (2006E) · Copper: 2.6 (2.0 net of MI) billion pounds · Molybdenum: 69 million pounds · Gold: 0.1 million ounces Reserves (Year End 2005) · Copper: 49.1 (38.5 net of MI) billion pounds · Molybdenum: 2.0 (1.9 net of MI) billion pounds · Gold: 1.5 (1.2 net of MI) million ouncesTransaction DetailsTransaction Value: $25.9 billion Consideration: 70% cash / 30% stock deal Premium: 33% based on Phelps Dodge’s closing price on November 17, 2006 Fully Diluted Ownership: 62% FCX / 38% Phelps Dodge Timeline: Deal projected to close in Q1 2007 Required Approvals: · FCX and Phelps Dodge shareholders’ approval · Hart-Scott-Rodino · EU anti-trust approval Meaningfully accretive to 2007E and 2008E earnings and cash flow Combined Company Key Facts (Pro Forma)Headquarters: Phoenix, AZ (New Orleans, LA offices will remain) Employees: 25,000 LTM 9/30/06 · Sales: $16.6 billion · EBITDA: $7.0 billion · Operating Cash Flows: $5.5 billion Pro Forma 2006E · EBITDA: $7.9 billion · Operating Cash Flows: $6.5 billion Pro Forma Production 2006E · Copper: 3.7 (3.1 net of MI) billion pounds · Gold: 1.8 (1.7 net of MI) million ounces · Molybdenum: 69 million pounds Pro Forma Reserves (Year End 2005) · Copper: 89.4 (75 net of MI) billion pounds · Gold: 45.4 (41 net of MI) million ounces · Molybdenum: 2.0 (1.9 net of MI) billion poundsCombined company will be the world’s second largest copper producer and the world’s largest publicly traded copper producerStrategic Rationale · Creates world’s premier publicly traded copper company · Leading North American-based metals and mining investment · World class, long-lived, geographically diverse operations · Significant exploration potential and management track record of adding value through exploration · Strong cash flows and pro forma financial strength · Operating and development expertise · Attractive project pipeline supports growing production profile · Compelling value creation for FCX and Phelps Dodge shareholders Senior Management Chairman — James R. Moffett Chief Executive Officer — Richard C. Adkerson Chief Operating Officer — Timothy R. Snider Chief Financial Officer — Ramiro G. Peru Chief Investment Officer — Kathleen L. Quirk Mark J. Johnson — COO of FCX’s Indonesian Operations Michael J. Arnold — Chief Financial and Administrative Officer of FCX’s Indonesian Operations Board of Directors — 13 from FCX, 3 from Phelps Dodge

      Cautionary Statement Regarding Forward-Looking Statements
      This document contains certain forward-looking statements about FCX and Phelps Dodge. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to FCX or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of FCX and Phelps Dodge, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where FCX and Phelps Dodge operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by FCX or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FCX or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
      Important Information for Investors and Stockholders
      FCX and Phelps Dodge will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. FCX and Phelps Dodge urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.
      Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at http://www.fcx.com. Documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com.
      FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX’s directors and executive officers in FCX is set forth in the proxy statement for FCX’s 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006. Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the proxy statement for Phelps Dodge’s 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006.
      Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of FCX’s and Phelps Dodge’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

[INSERT PHELPS DODGE LETTERHEAD]
November 19, 2006
Dear Fellow Employee:
Today we announced that Freeport-McMoRan Copper & Gold Inc. has agreed to acquire all of the outstanding shares of Phelps Dodge Corporation for $25.9 billion in cash and Freeport-McMoRan stock, creating the world’s largest publicly traded producer of copper. We are confident that the combination of our two companies will result in a strong organization that benefits both employees and shareholders.
Freeport-McMoRan is one of the world’s lowest-cost copper producers and one of the world’s largest producers of copper and gold. It operates the Grasberg mine in Papua, Indonesia, which is the world’s largest gold mine and third-largest copper mine.
By combining with Freeport-McMoRan, a company that shares our steadfast commitment to operational excellence and financial discipline and to the communities in which we operate, we improve our standing as a world-class player in our industry. Together we will enjoy an excellent cost position, long reserve life, a diversified geographic footprint, and an exceptional pipeline of high-quality growth projects.
Freeport-McMoRan will be headquartered in our corporate office in Phoenix, Arizona. While the corporate name will change, we will continue to do business under the Phelps Dodge name.
We anticipate that very few jobs will be affected within Phelps Dodge. Our portfolio of growth and expansion projects will position us for even greater success in the future and should give rise to many more opportunities, including additional career development and advancement opportunities for employees.
We expect the transaction to close at the end of the first quarter of 2007 after approval by both companies’ shareholders as well as regulatory approvals and other customary closing conditions. Upon closing of the transaction, I expect to retire after more than 30 years of service to Phelps Dodge. Richard Adkerson, chief executive officer of Freeport-McMoRan, will continue to serve as chief executive officer of Freeport-McMoRan. Tim Snider will be the chief operating officer of the combined company, Ramey Peru will be chief financial officer of the company, and the remaining members of our Senior Management Team will continue in their current roles. They are outstanding leaders, and I am confident they will be able to expand and grow the company and deliver significant benefits to employees and shareholders alike.
I always have believed it to be an honor to work with such a talented, dedicated group of employees. Your hard work, drive and commitment to high standards of integrity and operational excellence have helped us maintain our position as an industry leader. Phelps Dodge has an exceptional employee base. Our skills in open-pit and underground mining, and our technological leadership in mineral processing, will be valuable additions to Freeport-McMoRan’s properties and capabilities.
Until the transaction closes, Phelps Dodge and Freeport-McMoRan remain separate companies, and it is important for us all to remember that it is business as usual. I know I can count on you to remain focused on our objectives. We will make every effort to keep you up to date on all developments and progress throughout this process.

This combination is likely to garner external interest from the media and others, and it is important we be clear and consistent in our communications to other interested parties. If you receive any calls from the media or other outside parties, please forward them to our corporate communications staff at 602-366-7993.
Our Employee Town Hall Webcast will take place as scheduled at 8 a.m. Phoenix time on Tuesday, Nov. 21. I look forward to discussing these events with you at that time.
Thank you for your tireless efforts and unwavering dedication to Phelps Dodge and for remaining focused on the tasks at hand while we work to complete this transaction.
Sincerely yours,
Steve Whisler
Chairman and Chief Executive Officer
Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements about FCX and Phelps Dodge. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to FCX or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of FCX and Phelps Dodge, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where FCX and Phelps Dodge operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by FCX or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FCX or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
Important Information for Investors and Stockholders
FCX and Phelps Dodge will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. FCX and Phelps Dodge urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.
Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at http://www.fcx.com. Documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com.

FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX’s directors and executive officers in FCX is set forth in the proxy statement for FCX’s 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006. Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the proxy statement for Phelps Dodge’s 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006.
Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of FCX’s and Phelps Dodge’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

[INSERT PHELPS DODGE LETTERHEAD]
November 19, 2006
Dear Supplier:
Today we announced that Freeport-McMoRan Copper & Gold Inc. has agreed to acquire Phelps Dodge Corporation, creating the world’s largest publicly traded producer of copper. The company also will be a leading producer of gold and molybdenum and will be called Freeport-McMoRan Copper & Gold Inc. While the corporate name will change, we will continue to do business under the Phelps Dodge name. The accompanying news release provides more information about this combination.
Freeport-McMoRan, which operates the Grasberg mine in Papua, Indonesia, is one of the world’s largest producers of copper and gold. By combining with Freeport-McMoRan, a company that shares our steadfast commitment to operational excellence and financial discipline and to the communities in which we operate, we will improve our standing as a world-class player in our industry. Together we will enjoy long-lived reserves, a diversified geographic footprint and an exceptional pipeline of high-quality growth projects.
Freeport-McMoRan will be headquartered in our corporate office in Phoenix, Arizona. We expect the transaction to close at the end of the first quarter of 2007 after approval by both companies’ shareholders as well as regulatory approvals and other customary closing conditions. I am confident that Freeport-McMoRan will be able to expand and grow the company and deliver significant benefits to all Phelps Dodge stakeholders.
Until the transaction closes, Phelps Dodge Corporation and Freeport-McMoRan Copper & Gold Inc. will remain separate companies, and it will be business as usual. All contracts will be honored, your day-to-day contacts will remain the same, and there will be no change in how we conduct business with you.
Your company has been, and remains, a valued and important business partner. You should know that we remain committed to maintaining our high operational standards, and that means we will continue to rely on the very best from our suppliers. As always, if you have any questions, feel free to call Gerald Gluscic at 602-366-8102.
Sincerely yours,
Steve Whisler
Chairman and Chief Executive Officer

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements about FCX and Phelps Dodge. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to FCX or Phelps Dodge, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any of those statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of FCX and Phelps Dodge, including macroeconomic conditions and general industry conditions such as the competitive environment of the mining industry, unanticipated mining, milling and other processing problems, accidents that lead to personal injury or property damage, persistent commodity price reductions, changes in political, social or economic circumstances in areas where FCX and Phelps Dodge operate, variances in ore grades, labor relations, adverse weather conditions, the speculative nature of mineral exploration, fluctuations in interest rates and other adverse financial market conditions, regulatory and litigation matters and risks, changes in tax and other laws, the risk that a condition to closing of the transaction may not be satisfied, the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated and other risks to consummation of the transaction. The actual results or performance by FCX or Phelps Dodge, and issues relating to the transaction, could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FCX or Phelps Dodge, the combined company or the transaction. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
Important Information for Investors and Stockholders
FCX and Phelps Dodge will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. FCX and Phelps Dodge urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.
Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by FCX will be available free of charge on the investor relations portion of the FCX website at http://www.fcx.com. Documents filed with the SEC by Phelps Dodge will be available free of charge on the investor relations portion of the Phelps Dodge website at www.phelpsdodge.com.
FCX, and certain of its directors and executive officers are participants in the solicitation of proxies from the stockholders of FCX in connection with the merger. Information concerning the interests of FCX’s directors and executive officers in FCX is set forth in the proxy statement for FCX’s 2006 annual meeting of stockholders, which was filed with the SEC on March 22, 2006. Phelps Dodge, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger. Information concerning the interests of Phelps Dodge’s directors and executive officers in Phelps Dodge is set forth in the proxy statement for Phelps Dodge’s 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006.
Other information regarding the direct and indirect interests, by security holdings or otherwise, of the participants will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of FCX’s and Phelps Dodge’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

TALKING POINTS FOR TOP MANAGERS TO USE WITH EMPLOYEES
•	We want to talk with you this [morning/afternoon] about an important announcement the company made [this afternoon/yesterday afternoon].

•	As you have probably heard, we announced that Freeport-McMoRan Copper & Gold Inc. has agreed to acquire all of the outstanding shares of Phelps Dodge for $25.9 billion in cash and Freeport-McMoRan stock.

•	The first thing you should know is we anticipate very few jobs will be affected within Phelps Dodge. Our portfolio of growth and expansion projects will position us for even greater success in the future and should give rise to many more opportunities, including additional career development and advancement opportunities for employees.

•	For those of you who are not familiar with Freeport-McMoran — it is the world’s lowest-cost copper producer and one of the world’s largest producers of copper and gold. Its single largest asset is the Grasberg mine in Papua, Indonesia, which is the world’s largest gold and third-largest copper mine.

•	The combined company will be the world’s largest publicly traded producer of copper. The combined company also will be a global leader in the production of gold and molybdenum.

•	The new company will have about 25,000 employees worldwide.

•	We believe this is a truly compelling transaction. Together we will enjoy an excellent cost position, long reserve life, a diversified geographic footprint, and an exceptional pipeline of high-quality growth projects.

•	We look forward to working with Freeport-McMoran to realize all of the benefits of this combination, and its exciting portfolio of growth and expansion projects, for our shareholders, customers, employees and suppliers.

•	Freeport-McMoRan will be headquartered in our offices in Phoenix, Arizona. While the corporate name will change, we will continue to do business under the Phelps Dodge name.

•	Upon a successful closing, Phelps Dodge CEO Steve Whisler expects to retire after 30 years of service to the company. Phelps Dodge’s Ramey Peru will be chief financial officer of the company, and Tim Snider will be chief operating officer. The remaining members of our Senior Management Team will continue in their positions.

•	Phelps Dodge has an exceptional employee base. Your hard work, drive and commitment to high standards of integrity and operational excellence have helped us maintain our position as an industry leader.

•	As I said earlier, very few jobs will be affected within Phelps Dodge. We expect that Phelps Dodge employees will be welcomed into the Freeport-McMoran family and will benefit from opportunities generated by being part of a larger company that is poised for growth. Our skills in open-pit and underground mining, and our technological leadership in process technology, will add significant value to Freeport-McMoran’s operations.

•	This announcement is the first step in a long process. Before our companies can combine, certain conditions, such as shareholder and regulatory approvals and other customary closing conditions, must be met. We expect the transaction to close at the end of the first quarter of 2007.

•	Until the transaction closes, it is important to recognize that we will remain separate companies and that the law requires both companies to continue to operate independently and remain focused on achieving their respective goals. In other words, it will be business as usual here at Phelps Dodge.

•	As we go through this process, as always, we must remain focused on the safety and health of our employees, the efficiency of our operations, and our objective of providing the high-quality products and service our customers expect. We are committed to keeping you updated on the transaction process and to making sure you learn about important developments on a timely basis.

•	Thank you all again for your support, dedication and hard work.

•	Now, let’s open it up to you. Do you have any questions?